
15008196

No Act
PE 07/09/15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2015

Craig M. Scheer
Silver, Freedman, Taff & Tiernan LLP
cscheer@sfttlaw.com

Act: 1934
Section:
Rule: 14a-8 (OOS)
Public
Availability: 8-31-15

Re: HomeTrust Bancshares, Inc.
Incoming letter dated July 9, 2015

Dear Mr. Scheer:

This is in response to your letter dated July 9, 2015 concerning the shareholder proposal submitted to HomeTrust Bancshares by William R. Dossenbach. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: William R. Dossenbach
***FISMA & OMB MEMORANDUM M-07-16***

August 31, 2015

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: HomeTrust Bancshares, Inc.
Incoming letter dated July 9, 2015

The proposal provides that the company shall annually pay a dividend of 50% of after-tax profits.

There appears to be some basis for your view that HomeTrust Bancshares may exclude the proposal under rule 14a-8(i)(13). In this regard, we note that the proposal relates to a specific amount of cash dividends. Accordingly, we will not recommend enforcement action to the Commission if HomeTrust Bancshares omits the proposal from its proxy materials in reliance on rule 14a-8(i)(13). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which HomeTrust Bancshares relies.

Sincerely,

Michael J. Reedich
Special Counsel

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Law Offices
Silver, Freedman, Taff & Tiernan LLP
A Limited Liability Partnership Including Professional Corporations

3299 K STREET, N.W., SUITE 100
WASHINGTON, D.C. 20007
(202) 295-4500
WWW.SFTTLAW.COM

July 9, 2015

**VIA E-MAIL**

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: HomeTrust Bancshares, Inc. - Stockholder Proposal Submitted by William R. Dossenbach

Ladies and Gentlemen:

We are writing on behalf of our client, HomeTrust Bancshares, Inc., a Maryland corporation (the "Company"), with regard to a stockholder proposal (the "Proposal") submitted by Mr. William R. Dossenbach (the "Proponent") for inclusion in the Company's proxy statement and form of proxy (together, the "Proxy Materials") for the Company's next annual meeting of stockholders, which the Company anticipates will be held in November 2015 (the "Annual Meeting"). The full text of the Proposal is set forth below. No supporting statement was submitted with the Proposal. Copies of the related correspondence between the Company and the Proponent are attached to this letter as Exhibit A. As indicated in that correspondence, the Proposal revised an earlier stockholder proposal submitted by the Proponent.

On behalf of the Company, we respectfully request that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, the Proposal may properly be excluded from the Proxy Materials pursuant to Rules 14a-8(i)(13), 14a-8(i)(7) and 14a-8(i)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and confirm that the Staff will not recommend to the Commission that any enforcement action be taken against the Company if the Proposal is so excluded.

The Company intends to file the definitive Proxy Materials for the Annual Meeting not less than 80 calendar days after the date of this letter. In accordance with Staff Legal Bulletin No. 14D (November 7, 2008)("SLB 14D"), this letter is being submitted via e-mail to shareholderproposals@sec.gov. In addition, pursuant to Rule 14a-8(j), a copy of this letter is being sent simultaneously to the Proponent as notice of the Company's intention to exclude the Proposal from the Proxy Materials. Rule 14a-8(k) and SLB 14D require a stockholder proponent to send the Company a copy of any correspondence that the proponent elects to submit to the

Commission or the Staff. Accordingly, we hereby inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

Attached to this letter as Exhibit B is the legal opinion of Silver, Freedman, Taff & Tiernan LLP to the effect that the Proposal is not a proper subject for action by stockholders under the General Corporation Law of the state of Maryland (the "MGCL").

**THE PROPOSAL**

The Proposal reads in its entirety as follows:

"Effective for fiscal year 2016 and thereafter HomeTrust Bank shall annually pay a dividend of 50% of after tax profits. The dividend shall be paid in 4 quarterly payments with a Special 5th payment, after year end, to complete the 50%."

We have assumed that the reference in the Proposal to "HomeTrust Bank" is intended to mean the Company. The Company is the holding company for, and sole stockholder of, HomeTrust Bank, N.A. ("HomeTrust Bank"), a national banking association.

**ANALYSIS**

1. **The Proposal May be Excluded Under Rule 14a-8(i)(13) Because It Relates to Specific Amounts of Dividends**

Rule 14a-8(i)(13) allows a company to exclude a stockholder proposal that relates to specific amounts of cash or stock dividends. The Proposal would require the Company to annually pay a cash dividend of 50% of after tax profits. The Staff has consistently permitted the exclusion of proposals that purport to establish a formula for dividend payments. See, e.g., *General Electric Company* (available December 21, 2010)(permitted the exclusion of a proposal requesting a special dividend of or near the amount previously authorized for stock repurchases, in lieu of such repurchases, and an increase in the company's dividend commensurate with increases in earnings, using for such dividends a majority of the cash previously earmarked for repurchases); *Exxon Mobil Corporation* (available March 17, 2009)(permitted the exclusion of a proposal to adopt a policy for a stock split when the company's stock price reaches a specified level and that the dividend be increased to a rate of 50% of net income); *Computer Sciences Corporation* (available March 30, 2006) (permitted the exclusion of a proposal to pay an annual dividend of not less than 50% of earnings); *People's Ohio Financial Corp.* (available August 11,

2003) (permitted the exclusion of a proposal to pay 66% of net earnings as annual cash dividends); *Microsoft Corporation* (available July 19, 2002) (permitted the exclusion of a proposal to pay a dividend of 50% of current and subsequent year earnings); *Lydall, Inc.* (available March 28, 2000) (permitted the exclusion of a proposal mandating the payment of dividends of not less than 50% of the company's net annual income); *Tri-Continental Corporation* (available February 11, 1999)(permitted the exclusion of a proposal to change the dividend policy to distribute 1% of the company's net assets monthly to the stockholders); and *Safeway, Inc.* (available March 4, 1998)(permitted the exclusion of a proposal to pay a dividend of at least 30% of the company's earnings each year).

The Proposal is, in all analytic respects, substantially identical to these and many other proposals the exclusion of which has been permitted by the Staff on the grounds that they relate to specific amounts of dividends. Accordingly, we believe that the Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(13).

**2. The Proposal May be Excluded Under Rule 14a-8(i)(7) Because It Deals With a Matter Relating to the Company's Ordinary Business Operations.**

Rule 14a-8(i)(7) allows a company to exclude a stockholder proposal that deals with a matter relating to the company's ordinary business operations. The Commission has provided the following guidance with regard to the application and purpose of Rule 14a-8(i)(7):

> "The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholder meeting.
>
> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run the Company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. . . The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the Company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

Release No. 34-40018 (May 21, 1998).

The Staff has recognized that decisions regarding the amount of dividends to be paid deal with matters relating to the conduct of a company's ordinary business operations. See *Monsanto*

*Company* (available February 23, 1976)(permitted, on ordinary business grounds, the exclusion of a proposal to establish a dividend of at least 50% of earnings in any given year). The Staff also has permitted the exclusion, on ordinary business grounds, of proposals relating to other aspects of the declaration and payment of dividends. See *The Walt Disney Company* (September 27, 1993) (permitted the exclusion of a proposal to implement a dividend reinvestment plan); *BellSouth Corporation* (January 26, 1993)(permitted the exclusion of a proposal to pay dividends by direct deposit); and *NYNEX Corporation* (January 19, 1989)(permitted the exclusion of a proposal relating to the determination of dividend payment dates).

In attempting to mandate the specific amount of dividends to be paid and the timing of such dividend payments, the Proposal deals with matters of a complex nature on which stockholders, as a group, are not in a position to make an informed judgment. The timing and amount of cash dividends requires careful and comprehensive consideration by a company's board of directors of the company's earnings, capital requirements and financial condition, as well as other relevant factors. These are the kind of complex matters on which stockholders, as a group, would be unable to make an informed judgment, "due to their lack of . . . intimate knowledge of the [company's] business." See Exchange Act Release No. 34-12999 (November 22, 1976). Accordingly, we believe that the Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(7).

3. **The Proposal May be Excluded Under Rule 14a-8(i)(1) Because It is Not a Proper Subject for Action by Stockholders Under the Laws of the Jurisdiction of the Company's Organization.**

Rule 14a-8(i)(1) permits exclusion of a stockholder proposal if "the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The note to this section states that "some proposals are not considered proper under state law if they would be binding on the company if approved." The Commission has further elaborated that "proposals by security holders that mandate or direct a board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical [corporate] statute." See Exchange Act Release No. 34-12999 (November 22, 1976). The Proposal provides that the Company "shall annually pay a dividend of 50% of after tax profits" and that "[t]he dividend shall be paid in 4 quarterly payments with a Special 5th payment, after year end, to complete the 50%." The language of the Proposal is mandatory; the Proposal is not cast as a request or recommendation.

As explained in the opinion of Silver, Freedman, Taff & Tiernan LLP attached to this letter as Exhibit B, under the MGCL, the power to declare and authorize the payment of a dividend rests solely with the Company's Board of Directors, and the Proposal would interfere with the Board's exercise of this power. As stated in the opinion, the Proposal is not a proper subject for action by stockholders under the MGCL because it would improperly infringe upon the power of the Company's Board of Directors to manage the business and affairs of the Company. Accordingly, we believe that the Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(1).

**CONCLUSION**

For the reasons stated above, we respectfully request on behalf of the Company that the Staff concur that the Proposal may properly be excluded from the Proxy Materials and confirm that it will not recommend any enforcement action if the Proposal is so excluded. In the event that the Staff preliminarily disagrees that the Company is permitted to exclude the Proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position.

If you have any questions or need additional information, please do not hesitate to contact Martin L. Meyrowitz, P.C., at 202-295-4527 or mey@sfttlaw.com, or me, at (202) 295-4525 or cscheer@sfttlaw.com.

Very truly yours,



Craig M. Scheer, P.C.

Attachments

cc: William R. Dossenbach
Dana L. Stonestreet
Tony J. VunCannon
Teresa White
Martin L. Meyrowitz, P.C.

**Exhibit A – Correspondence between the Company and the Proponent**

**E-mail from William Dossenbach to Teresa White sent June 3, 2015:**

**From:** William DOSSENBACH ***FISMA & OMB Memorandum M-07-16***
**Sent:** Wednesday, June 03, 2015 3:02 PM
**To:** Teresa White; Bob Wood
**Subject:** Shareholder Meeting

Dear Ms. White:

Enclosed is a non-binding comment of less than 100 words for inclusion in HomeTrust's annual proxy statement, as permitted under Rule 14a-8 of the Securities and Exchange Act of 1934. I have held in excess of $2,000 of the company's stock for more than one year. Should you need confirmation of my holdings I will supply, upon request, a letter from Morgan Stanley attesting to my holding of HomeTrust Bank stock. I intend to hold the securities through the date of the 2015 annual meeting.

If my submission needs any changes please inform me so I can comply with your deadline.

Very truly yours,

William R Dossenbach

# Comment For Inclusion

1. HomeTrust Bank shall declare an annual dividend of 50% of after tax profits. Dividend shall be paid in 4 quarterly payments with a Special 5th payment to complete the 50%.

2. HomeTrust Bank shall make no acquisition where the price paid for the acquired company is greater than 105% of the daily average Price To Book. The Price To Book shall be based on the average daily Price To Book in the prior quarter.

3. HomeTrust Bank shall declare a Special Dividend in 2016 to reduce the Capital Ratio to 10% based on 2015 year end results.

**E-mail from Teresa White to William Dossenbach sent June 4, 2015:**

Dear Mr. Dossenbach:

HomeTrust Bancshares, Inc. has received the stockholder proposal you submitted via e-mail on June 3, 2015. As explained below, your submission contains several deficiencies under Securities and Exchange Commission (SEC) Rule 14a-8.
Rule 14a-8(b)(2) provides that at the time you submit your stockholder proposal, you must prove that you have continuously held at least $2,000 in market value, or 1%, of our common stock for at least one year by the date you submitted your stockholder proposal by submitting either (i) a written statement from the "record" holder of your shares (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the shares for at least one year or (ii) a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of shares as of or before the date on which the one-year eligibility period began and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.

It appears that your stockholder proposal actually contains three separate proposals. SEC Rule 14a-8(c) provides that you are limited to one stockholder proposal for each stockholder meeting. This limit covers any other persons with whom you may be acting in concert.
In accordance with SEC Rule 14a-8(f), we have the right to exclude your stockholder proposal from our proxy materials if you do not correct the deficiencies noted above in a response submitted to us within 14 calendar days from the date you receive this notification. For your convenience, attached is a copy of SEC Rule 14a-8.
In addition to the deficiencies noted above, we believe that we may have grounds under SEC Rule 14a-8(i) to exclude one or more, and possibly all, of the three separate proposals contained within your proposal. Regardless of whether you correct the deficiencies noted above in a timely manner, we reserve our right to seek the exclusion of your proposal pursuant to SEC Rule 14a-8(i).

Sincerely,

**Teresa White**
Executive Vice President/Corporate Secretary
Chief Administration Officer
HomeTrust Bank
10 Woodfin Street - 3rd Floor
Asheville, NC 28801
828 350 4808
***FISMA & OMB Memorandum M-07-16***



BETTER

HomeTrust Bank
Since 1926

**§240.14a-8 Shareholder proposals.**

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

# William R. Dossenbach

***FISMA & OMB Memorandum M-07-16***

June 10, 2015

HomeTrust Bancshares, Inc.,
10 Woodfin Street
Asheville, NC 28801

Dear Ms. Teresa White:

Enclosed is a non-binding comment of less than 100 words for inclusion in HomeTrust's annual proxy statement, as permitted under Rule 14a-8 of the Securities and Exchange Act of 1934. The below "Comment For Inclusion" replaces all prior submissions.

I am enclosing copy of a letter from Morgan Stanley verifying that have held in excess of $2,000 of the company's stock for more than one year.

## Comment For Inclusion

Effective for fiscal year 2016 and thereafter HomeTrust Bank shall annually pay a dividend of 50% of after tax profits. The dividend shall be paid in 4 quarterly payments with a Special 5th payment, after year end, to complete the 50%.

Very truly yours,



William R Dossenbach

Wealth Management
4200 Buckeye Lane
Suite 200
Beavercreek, OH 45440
tel 937 431 7800
fax 937 431 7805
toll free 888 251 2124

Morgan Stanley

June 4, 2015

To Whom It May Concern:

Our client William R. Dossenbach has held $2,000 or more of the stock of symbol HTBI from July 10, 2012 until now in his Morgan Stanley securities account and has no order to sell his HTBI holdings.

Sincerely,



Steven Goens
Sr. Vice President
Financial Advisor

**HomeTrust Bancshares, Inc.** 

June 19, 2015

Mr. William R. Dossenbach

***FISMA & OMB Memorandum M-07-16***

Dear Mr. Dossenbach:

We received on June 17, 2015 via Federal Express the revised stockholder proposal you submitted by letter dated June 10, 2015.

If we determine to object to your revised proposal for any eligibility or procedural requirements that have not been met, we will notify you within the time frame specified in Securities and Exchange Commission (SEC) Rule 14a-8(f). In addition, as we indicated in the e-mail sent to you on June 4, 2015 with respect to your original proposal, we reserve our right to seek the exclusion of your revised proposal under SEC Rule 14a-8(i) if we believe the grounds exist for doing so.

Sincerely,

Teresa White
Executive Vice President/Corporate Secretary

At the request of Mr. Dossenbach, the following letter was sent in replacement of the preceding letter. The letters are identical, except that the following letter indicates that Mr. Dossenbach's revised proposal was received by HomeTrust Bancshares on June 15, 2015 rather than June 17, 2015, as indicated in the preceding letter.

HomeTrust Bancshares, Inc. 

June 19, 2015

Mr. William R. Dossenbach

***FISMA & OMB Memorandum M-07-16***

Dear Mr. Dossenbach:

We received on June 15, 2015 via Federal Express the revised stockholder proposal you submitted by letter dated June 10, 2015.

If we determine to object to your revised proposal for any eligibility or procedural requirements that have not been met, we will notify you within the time frame specified in Securities and Exchange Commission (SEC) Rule 14a-8(f). In addition, as we indicated in the e-mail sent to you on June 4, 2015 with respect to your original proposal, we reserve our right to seek the exclusion of your revised proposal under SEC Rule 14a-8(i) if we believe the grounds exist for doing so.

Sincerely,

Teresa White

Executive Vice President/Corporate Secretary

**Exhibit B – Legal Opinion of Silver, Freedman, Taff & Tiernan LLP**

Law Offices
Silver, Freedman, Taff & Tiernan LLP
A Limited Liability Partnership Including Professional Corporations

3299 K STREET, N.W., SUITE 100
WASHINGTON, D.C. 20007
(202) 295-4500
WWW.SFTTLAW.COM

July 9, 2015

HomeTrust Bancshares, Inc.
10 Woodfin Street
Asheville, North Carolina 28801

Re: Stockholder Proposal Submitted by William R. Dossenbach

Ladies and Gentlemen:

We have acted as special Maryland counsel to HomeTrust Bancshares, Inc., a Maryland corporation (the "Company"), in connection with a stockholder proposal (the "Proposal") submitted by Mr. William R. Dossenbach (the "Proponent") for inclusion in the Company's proxy statement and form of proxy for the Company's next annual meeting of stockholders, which we understand is expected by the Company to be held in November 2015. The Proposal reads in its entirety as follows:

> "Effective for fiscal year 2016 and thereafter HomeTrust Bank shall annually pay a dividend of 50% of after tax profits. The dividend shall be paid in 4 quarterly payments with a Special 5th payment, after year end, to complete the 50%."

We have assumed that the reference in the Proposal to "HomeTrust Bank" is intended to mean the Company, as the Company is the holding company for, and sole stockholder of, HomeTrust Bank, N.A., a national banking association.

You have requested our opinion as to whether the Proposal is a proper subject for stockholder action under the General Corporation Law of the state of Maryland (the "MGCL").

In connection with our opinion, we have examined originals, or copies, certified or otherwise identified to our satisfaction, of the Company's charter and bylaws and such other documents and corporate records as we have deemed appropriate for the purpose of rendering this opinion. We have assumed, without investigation, the genuineness of all signatures, the legal capacity of natural persons, the authenticity, accuracy and completeness of all documents submitted to us as originals, the conformity to authentic and complete original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity, accuracy and completeness of the originals of such copies. In addition, we have assumed the accuracy of certifications of public officials, government agencies and departments, corporate officers and other individuals on which we are relying, and have made no independent investigations thereof.

Section 2-401 of the MGCL provides that "[t]he business and affairs of a corporation shall be managed under the direction of a board of directors . . . [and] [a]ll powers of the corporation may be exercised by or under authority of the board of directors except as conferred on or reserved to the stockholders by law or by the charter or bylaws of the corporation." See also *Werbowsky v. Collumb*, 766 A.2d 123, 133 (Md. 2001); and *Hecht v. Resolution Trust Corp.*, 635 A.2d 394, 398 (Md. 1994). In addition, see *Warren v. Fitzgerald*, 56 A.2d 827, 833 (Md. 1948)("[a]s a general rule, the stockholders cannot act in relation to the ordinary business of the corporation, nor can they control the directors in the exercise of the judgment vested in them by virtue of their office"). Article 7, Section A of the Company's charter tracks the language of Section 2-401 of the MGCL essentially verbatim, providing that "[t]he business and affairs of the Corporation shall be managed under the direction of the Board of Directors. All powers of the Corporation may be exercised by or under the authority of the Board of Directors, except as conferred on or as reserved to the stockholders by law or by the Charter or the Bylaws of the Corporation." Except as noted below, neither the MGCL nor the charter or the bylaws of the Company confers on or reserves to the Company's stockholders any powers relating to distributions to the Company's stockholders.

Section 2-309(b) of the MGCL provides that "[i]f authorized by its board of directors, a corporation may make distributions to its stockholders, subject to any restriction in its charter[1] and the limitations in Section 2-311 of [the MGCL][2]." Section 2-301(b)(1) of the MGCL provides that a distribution may be in the form of a declaration or payment of a dividend. Under the MGCL, the power to declare and authorize the payment of a dividend rests solely with a corporation's board of directors. The Proposal would interfere with the exercise of this power by the Company's Board of Directors by requiring the Company to pay certain dividends, either without first being declared by the Board of Directors or by mandating that the Board of Directors declare the dividends.

Based upon the foregoing, and subject to the limitations, qualifications, exceptions and assumptions set forth herein, we are of the opinion that the Proposal is not a proper subject for action by stockholders under the MGCL because it would improperly

---

[1] Based on our examination of the Company's charter, it appears that the only restriction in the charter on the Company's ability to make distributions is contained in the terms of the Company's Junior Participating Preferred Stock, Series A (the "Series A Preferred Stock"). No shares of the Series A Preferred Stock have been issued by the Company, and such shares will become issuable only in the event that the preferred share purchase rights attached to the outstanding shares of the Company's common stock become exercisable under the terms of the Company's Tax Benefits Preservation Plan.

[2] Section 2-311 of the MGCL prohibits a Maryland corporation from making a distribution if it would thereafter be unable to pay its indebtedness as the indebtedness becomes due in the usual course of business or, with limited exception, if its total assets would be less than the sum of its total liabilities plus, unless its charter permits otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the distribution.

infringe upon the power of the Company's Board of Directors to manage the business and affairs of the Company.

The opinion set forth herein is limited to the MGCL and we do not express any opinion herein concerning any other law, including, without limitation, any other Maryland law or the laws of any other jurisdiction. This opinion is limited to the facts bearing on this opinion as they exist on the date of this opinion letter. We disclaim any obligation to review or supplement this opinion or to advise you of any changes in the circumstances, laws or events that may occur after the date of this opinion letter or otherwise update this opinion.

This opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission and to the Proponent, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person for any purpose without our prior written consent.

Very truly yours,



SILVER, FREEDMAN, TAFF & TIERNAN LLP